

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2023

Anthony Brian Goodman
Chief Executive Officer
Golden Matrix Group, Inc.
3651 S. Lindell Road, Suite D131
Las Vegas, NV 89103

> **Re: Golden Matrix Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2023**
> **File No. 001-41326**

Dear Anthony Brian Goodman:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed October 20, 2023

Independent Auditor's Report, page F-28

1. Please address the following as it relates to the Independent Auditor's report for Meridian Tech d.o.o Group (Meridianbet Group's):
   - Revise to include an opinion on Meridianbet Group's financial statements at, and for the year ended, December 31, 2021.
   - Confirm that the financial statements were audited in accordance with U.S. generally accepted audited standards (U.S. GAAS) and revise the reference to International Standards on Auditing to instead refer to U.S. GAAS.
   - Clarify if the reference to a "true and fair" view has the same meaning as "presents fairly" and revise the opinion to replace the true and fair reference.
   - Revise to either provide an audit report that includes an opinion on whether the financial statements comply with <u>IFRS as issued by the IASB</u> or provide a reconciliation from IFRS to U.S. GAAP in the financial statement footnotes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David M. Loev